UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ZAPP ELECTRIC VEHICLES GROUP LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G9889X107

(CUSIP Number)

April 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9889X107

1.	NAMES OF REPORTING PERSONS MLM CIIG II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ Not Applicable (b) ☐ Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,143,958 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,143,958 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,143,958 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of (i) 2,133,542 ordinary shares (“Ordinary Shares”) of Zapp Electric Vehicles Group Limited, a Cayman Islands exempted company (the “Issuer”) and (ii) 2,010,416 Ordinary Shares issuable upon the exercise of warrants which are exercisable within 60 days of April 28, 2023 (the “Warrants”).

(2)

Percentage based on a total of 57,475,700 Ordinary Shares outstanding as of May 4, 2023 (consisting of (i) 55,465,284 Ordinary Shares issued and outstanding as of May 4, 2023, as disclosed in the Issuer’s shell company report on Form 20-F, filed with the Securities and Exchange Commission on May 4, 2023 and (ii) 2,010,416 Warrants).

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer:

Zapp Electric Vehicles Group Limited

(b)	Address of Issuer’s Principal Executive Offices:

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

Item 2.

(a)	Name of Person filing:

This Schedule 13G is being filed by MLM CIIG II LLC, a Delaware limited liability company (the “Reporting Person”).

(b)	Address or Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is 40 West 57th Street, 29th Floor, New York, New York 10019.

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

G9889X107

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares by the Reporting Person is provided as of April 28, 2023.

Page 3 of 5 pages

(a)	Amount beneficially owned: 4,143,958

(b)	Percent of class: 7.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,143,958

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,143,958

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2023	MLM CIIG II LLC

	By:	/s/ Michael Minnick
	Name:	Michael Minnick
	Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)